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SEC~~U~~ ~~'SION~~

14042183

SEC FILE NUMBER

8- 42662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
DEC 01 2014
WASH

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/1/13__ AND ENDING __9/30/14__
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Hwy., Ste 200
(No. and Street)

Farmington Hills   Michigan   48334
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman A. Pappas   248-539-8282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name – *if individual, state last, first, middle name*)

27725 Stansbury   Farmington Hills   Michigan   48334
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Norman A. Pappas_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____The   Enterprise Securities Company_____ , as
of _____September 30_____ , 20 _14___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                        _____
                                                         Signature

                                        _____President/CCO_____
                                                           Title

_____Stacie Ostrofsky_____
            Notary Public

STACIE OSTROFSKY
Notary Public, State of Michigan
County of Oakland
My Commission Expires Sep. 09, 2020
Acting in the County of _Oakland_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
          Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
          consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2014


LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

We have audited the accompanying financial statements of The Enterprise Securities Company (the "Company") (a Michigan corporation), which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Enterprise Securities Company's management is responsible for these financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United Stated). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Enterprise Securities Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Enterprise Securities Company's financial statements. The supplementary information is the responsibility of The Enterprise Securities Company's management.

A member of UHY International,
a network of independent accounting and consulting firms

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company
Page Two

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including is form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

Farmington Hills, Michigan
November 26, 2014

THE ENTERPISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS (Note 1)

CURRENT ASSETS

Cash and cash equivalents	$	235,228
Commissions receivable		63,301
Refundable state taxes		1,914
Deferred income tax		10,600
Total Current Assets	$	311,043

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable (Note 3)	$	56,971
Federal income tax payable		616
Total Current Liabilities		57,587

STOCKHOLDER'S EQUITY

Common stock - no par value	
Authorized - 60,000 shares	
Issued and outstanding - 1,000 shares	10,000
Retained earnings	243,456
Total Stockholder's Equity	253,456
Total Liabilities and Stockholder's Equity $	311,043

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2014

REVENUE		$ 3,306,270
EXPENSES		
Commissions	$ 2,978,442	
Officer compensation	155,000	
Reimbursed operating expenses (Note 3)	144,493	
Professional fees	7,160	
Regulatory fees	12,645	
Compliance fees	540	3,298,280
INCOME FROM OPERATIONS		7,990
INTEREST INCOME		1,804
INCOME BEFORE INCOME TAX		9,794
INCOME TAX (Note 1)		
Current		4,554
Deferred		(4,000)
		554
Net Income		$ 9,240

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2014

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2013	1,000	$ 10,000	$ 234,216	$ 244,216
NET INCOME	----	----	9,240	9,240
BALANCE - SEPTEMBER 30, 2014	1,000	$ 10,000	$ 243,456	$ 253,456

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 9,240
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income tax	(4,000)
Changes in operating assets and liabilities	
Commissions receivable	66,179
Refundable federal and state taxes	3,606
Commissions payable	8,615
Related party payable	(22,098)
Federal income taxes payable	616
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	62,158
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	173,070
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 235,228

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

NOTE 1 – NATURE OF OPERATIONS

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents at September 30, 2014 consist of cash and money market funds. At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commissions receivable represent commission earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at their earned amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities, and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Securities and Exchange Commission rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through other broker-dealers. The Company promptly forwards all funds of its customers received in connection with its activities to other broker-dealers. The Company does not maintain margin accounts.

Customer Accounts

No client money is held in the Company's bank accounts or in escrow.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

The Company evaluates income tax positions using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At September 30, 2014, there were no uncertain tax positions that require an accrual.

None of the Company's federal or state income tax returns are currently under examination by the Internal Revenue Service ("IRS") or state authorities. However years 2010 and later remain subject to examination by the IRS and respective states.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital as defined of approximately $196,747, which was approximately $191,747 in excess of its minimum required net capital of $5,000 at September 30, 2014. The Company's ratio of aggregated indebtedness to net capital was .29 to1 at September 30, 2014.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company has an expense sharing agreement with an affiliate for a fixed percentage of operating expenses. The Company incurred $144,493 under this agreement as reimbursement of operating expenses for the year ended September 30, 2014.

Included in commission expense for the year ended September 30, 2014 is $2,803,610 of stockholder commissions. At September 30, 2014, commissions payable to the stockholder amounted to $50,650.

NOTE 5 – SUBSEQUENT EVENTS

The company has performed a review of events subsequent to September 30, 2014 through November 26, 2014, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE ENTERPRISE SECURITIES COMPANY
NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
YEAR ENDED SEPTEMBER 30, 2014

Computation of net capital:		
Total capital	$	253,456
Nonallowable assets:		
Accounts receivable		42,746
Deferred income taxes		10,600
Refundable Income taxes		1,914
Total nonallowable assets		55,260
Net capital before haircuts on securities positions		198,196
Haircuts on securities		1,449
Net capital		196,747
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	191,747
Aggregate indebtedness	$	57,587
Ratio of aggregate indebtedness to net capital		**.29 to 1**

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in The Enteprise Securities Company's unaudited September 30, 2014 Part IIA amended FOCUS filing.

See notes to the financial statements



UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Enterprise Securities Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Enterprise Securities Company claimed an exemption from 17 C.F.R. §240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and (2) The Enterprise Securities Company stated that The Enterprise Securities Company met the identified provisions throughout the most recent fiscal year without exception. The Enterprise Securities Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Enterprise Securities Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Farmington Hills, Michigan
November 26, 2014



EXEMPTION REPORT
SEC Rule 17a-5d4

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- The Enterprise Securities Company is broker/dealer registered with the SEC and FINRA.
- The Enterprise Securities Company claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended September 30, 2014.
- The Enterprise Securities Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule of which the identity of the specific conditions are as follows:

    o The firm restricts its business to the sale of limited partnership/LLC, private placements, investment company shares and variable life insurance products.
    o The firm introduces transactions and accounts of customers or brokers or dealers to another registered securities broker/dealer on a fully disclosed basis
    o The firm will not directly or indirectly receive or hold securities or funds payable to itself or for customers.
    o The firm instructs its customers to make checks payable to the clearing broker/dealer, mutual fund, bank escrow agent or other appropriate third party.
    o The firm does not engage in any firm commitment underwritings.

- The Enterprise Securities Company has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of October 1, 2013 through September 30, 2014, without exception.
- The Enterprise Securities Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of October 1, 2013 through September 30, 2014.

The above statements are true and correct to the best of my and the Firms knowledge and belief.

_____
Norman A. Pappas, President / CCO
The Enterprise Securities Company



UHY LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by The Enterprise Securities Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Enterprise Securities Company's compliance with the applicable instructions of Form SIPC-7. The Enterprise Securities Company's management is responsible for The Enterprise Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

A member of UHY International,
a network of independent accounting and consulting firms

To the Board of Directors and Sole Shareholder of
The Enterprise Securities Company
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would
be the expression of an opinion on compliance. Accordingly, we do not express such an
opinion. Had we performed additional procedures, other matters might have come to our
attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above
and is not intended to be and should not be used by anyone other than these specified
parties.

UHY LLP

Farmington Hills, Michigan
November 26, 2014